Exhibit 99.1

AMARIN ANNOUNCES PUBLICATION OF PRE-CLINICAL MEMORY DATA IN JOURNAL OF NEUROCHEMISTRY

Pre-Clinical Study Results For Memory and Cognition Validate Clinical Development Program

LONDON, United Kingdom, September 24, 2007 - Amarin Corporation plc (NASDAQ: AMRN) (“Amarin” or "Company") announced that the results of a pre-clinical program in memory and cognition using ultra-pure eicosapentanoic acid (EPA) have been published in the “Journal of Neurochemistry” (Minogue AM et al 2007 J. Neurochem. 10.1111/j.1471-4159.2007.04848.x) in an article entitled, “Modulation of amyloid-ß-induced and age-associated changes in rat hippocampus by eicosapentaenoic acid.”

The preclinical study was conducted by Professor Marina Lynch, Department of Physiology, Institute of Neuroscience, Trinity College, Dublin, and demonstrated that EPA attenuates the age-related and ß amyloid-induced impairment of Long Term Potentiation (LTP).  LTP is a phenomenon considered an important marker of the integrity of neural processes involved in memory and cognition. This mechanism was identified by Professor Eric Kandel as fundamental in mediating memory and cognition and, consequently, LTP is considered a major mechanism by which the brain learns and maintains memories.

The study confirmed that EPA reduced concentrations of the pro-inflammatory interleukin 1b (IL-ß), and phosphorylation of the stress-activated protein kinase, c-jun N-terminal kinase (JNK). These factors are associated with inhibition of LTP thus potentially impair memory and cognition.

Commenting on the study, Professor Lynch said, “These findings identify an important potential role for EPA in modulating ß-amyloid-induced and age-related changes in the brain and the present findings suggest that the beneficial effects of EPA are likely to result from its attenuation of hippocampal IL-1ß concentration, perhaps as a consequence of its action on expression of PPARg.”

Rick Stewart, Chief Executive Officer of Amarin, commented, “These findings are very encouraging and provide the validation to proceed with our clinical development program using EPA for Age Associated Memory Impairment and cognition. They are especially important as the findings reinforce the substantial body of pre-clinical work already undertaken. We expect to commence a clinical program in Age Associated Memory Impairment by year-end.”

About the Role of EPA in Long-Term Potentiation (LTP), Age Associated Memory Impairment (AAMI) and Cognition

Aging is associated with impairment in LTP, resulting in Age Associated Memory Impairment (AAMI) and cognitive function. This impairment results from inflammatory and oxidative changes in the hippocampal area of the brain.  In pre-clinical studies, analysis of the mechanisms underlying the effect of aging on hippocampal function has focused to a significant extent on analysis of age-related changes in long-term potentiation (LTP) in the hippocampus.

Further, these findings support the substantial preclinical studies previously published in the use of EPA to promote LTP in aging models.

About Amarin
Amarin is committed to improving the lives of patients suffering from diseases of the central nervous system. Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs.

Amarin’s core development pipeline includes programs for Parkinson’s disease, Age Associated Memory Impairment, cognition, epilepsy seizures and other Central Nervous System (CNS) disorders.

Amarin has its primary stock market listing in the U.S. on NASDAQ (“AMRN”) and secondary listings in the U.K. and Ireland on AIM (“AMRN”) and IEX (“H2E”), respectively.

For press releases and other corporate information, visit the Amarin website at http://www.amarincorp.com. Information on our website does not form part of this press release.

References

1.
Kavanagh T., Lonergan P. E., and Lynch M. A. (2004) Eicosapentaenoic acid and gamma-linolenic acid increase hippocampal concentrations of IL-4 and IL-10 and abrogate lipopolysaccharide-induced inhibition of long-term potentiation. Prostaglandins Leukot Essent Fatty Acids 70, 391-7.

2.
Martin D. S., Spencer P., Horrobin D. F., and Lynch M. A. (2002) Long-term potentiation in aged rats is restored when the age-related decrease in polyunsaturated fatty acid concentration is reversed. Prostaglandins Leukot Essent Fatty Acids 67, 121-30.

3.
McGahon B. M., Martin D. S., Horrobin D. F., and Lynch M. A. (1999a) Age-related changes in synaptic function: analysis of the effect of dietary supplementation with omega-3 fatty acids. Neuroscience 94, 305-14.

4.	McGahon B. M., Murray C. A., Horrobin D. F., and Lynch (1999b) Age-related changes in oxidative mechanisms and LTP are reversed by dietary manipulation. Neurobiol Aging 20, 643-53.
5.	Song C. and Horrobin D. (2004) Omega-3 fatty acid ethyl-eicosapentaenoate, but not soybean oil, attenuates memory impairment induced by central IL-1beta administration. J Lipid Res 45, 1112-21.
6.
Song C., Li X., Leonard B. E., and Horrobin D. F. (2003) Effects of dietary n-3 or n-6 fatty acids on interleukin-1beta-induced anxiety, stress, and inflammatory responses in rats. J Lipid Res 44, 1984-91.

7.
Song C., Phillips A. G., Leonard B. E., and Horrobin D. F. (2004) Ethyl-eicosapentaenoic acid ingestion prevents corticosterone-mediated memory impairment induced by central administration of interleukin-1beta in rats. Mol Psychiatry 9, 630-8.

8.	Lonergan PE, Martin DSD, Horrobin DF. and Lynch MA (2004). Neuroprotective actions of eicosapentaenoic acid on lipopolysaccharide dysfunction in rat hippocampus. J. Neurochem., 91, 20-29.
9.
Lynch AM, Moore M, Craig S, Lonergan PE, Martin DS and Lynch MA. (2003) Analysis of IL-1beta -induced cell signaling activation in rat hippocampus following exposure to gamma  irradiation: protective effect of eicosapentaenoic acid.   J Biol Chem. 51, 51075-51084.

10.
Martin DS, Lonergan PE, Boland B, Fogarty MP, Brady M, Horrobin DF, Campbell VA and Lynch MA (2002)  Apoptotic changes in the aged brain are triggered by interleukin-1 beta -induced activation of p38 and reversed by treatment with eicosapentaenoic acid.  J. Biol. Chem., 277, 34239-34246.

11.	Lonergan PE, Martin DSD, Horrobin DF and Lynch MA (2002) Neuroprotective effect of eicosapentanoate in hippocampus of rats exposed to Gamma irradiation. J. Biol. Chem., 277, 20804-20811.

Contacts:
Amarin                                                                                           +44 (0) 207 907 2442
Rick Stewart                                                                                    Chief Executive Officer
Alan Cooke                                                                                     President and Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.
Anne Marie Fields                                                                          +1 212 838 3777

Media:
Powerscourt                                                                                   +44 (0) 207 250 1446
Rory Godson

Broker:
Davy
Fergal Meehan                                                                               +353 (0) 1 679 6363

Disclosure Notice:

The information contained in this document is as of September 24, 2007. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin's research and development activities; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in International and U.S. generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2006, filed with the SEC on March 5 2007, Amarin’s statutory annual report for the year ended 31 December, 2006 furnished on a Form 6-K to the SEC on May 9, 2007 and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.

Ends.